UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of February 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 3, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:February 3, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for January 2015

Mumbai, February 3, 2015: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for January 2015

Category	Vehicle Model	Production		Domestic Sales		Exports
		JAN 2014	JAN 2015	JAN 2014	JAN 2015	JAN 2014	JAN 2015
Micro	NANO	2287	2078	2250	2000	5	30
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	8259	14235	6191	9588	310	100
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	36	58	22	49	38	46
UV1	SUMO	3170	663	1520	634	50	61
UV2	SAFARI, SUMO GRANDE, MOVUS	953	1104	841	668	29	10
UV3	ARIA, XENON	44	68	22	55	5	0
V1	VENTURE	281	27	128	53	0	0
V2	ACE MAGIC, MAGIC IRIS	2766	1568	2826	1702	27	33
N1- A1	ACE, ACE EX, ACE Zip	10205	9002	9912	8574	1382	1258
N1- A2	Super ACE, TATA207, XENON, Winger DV	2304	2364	2382	1658	645	623
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	167	106	337	66	7	2
M2- A2	Winger 14 seats, SFC407, CityRide	77	182	196	150	6	52
N2- A1	SFC407, LPT407	581	745	946	1226	34	69
N2- A2	SFC709, LPT709	730	724	311	249	167	128
N2- A3	LPT9109	411	833	352	329	121	156
N2- A4	LPT1109	218	281	777	987	75	112
M3- A2	LP709, SFC410, LP410	985	856	607	676	49	126
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	330	829	353	511	33	102
M3- C2	LPO1512, LPO1612, Starbus, Divo	718	110	878	873	135	307
N3- A1	LPT1613, LPK1616, SK1613	2988	3151	1827	1647	444	494
N3- B1(a)	LPT2518, LPK2518	2406	2931	2078	2762	194	181
N3- B1(b)	LPT3118	1243	2544	1350	2534	43	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	278	0	189	227	0	1
N3-B2(d)	LPS4018, LPS4023	476	1371	354	1365	20	64
N3- B2(e)	LPS4928	18	17	8	38	5	6

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	231	184	246	205	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.